UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. __)*
Amicus Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
03152W109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03152W109	13G	Page	2	of	8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Venture Partners II, L.P. IRS No. 77-0565416

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,240,752 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

2,240,752 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,752 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.02%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Prospect Venture Partners II, L.P., a Delaware limited partnership (“PVP II”), Prospect Associates II, L.P., a Delaware limited partnership (“PA II”), Prospect Management Co. II, L.L.C., a Delaware limited liability company (“PMC II,” together with PVP II and PA II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,207,144 shares held by PVP II; and (ii) 33,608 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 22,357,574 shares of Common Stock outstanding (as of October 25, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on October 31, 2007.

Page 2 of 8 Pages

CUSIP No.	03152W109	13G	Page	3	of	8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Associates II, L.P. IRS No. 77-0584739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,240,752 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

2,240,752 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,752 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.02%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,207,144 shares held by PVP II; and (ii) 33,608 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 22,357,574 shares of Common Stock outstanding (as of October 25, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on October 31, 2007.

Page 3 of 8 Pages

CUSIP No.	03152W109	13G	Page	4	of	8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Prospect Management Co. II, L.L.C. IRS No. 77-0565417

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,240,752 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

2,240,752 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,752 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.02%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 2,207,144 shares held by PVP II; and (ii) 33,608 shares held by PA II. PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 22,357,574 shares of Common Stock outstanding (as of October 25, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on October 31, 2007.

Page 4 of 8 Pages

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of Amicus Therapeutics, Inc. (the “Issuer”).
Item 1

(a)	Name of Issuer:	Amicus Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	6 Cedar Brook Drive
Cranbury, New Jersey 08512
Item 2
(a)	Name of Person(s) Filing:
Prospect Venture Partners II, L.P. (“PVP II”)
Prospect Associates II, L.P. (“PA II”)
Prospect Management Co. II, L.L.C. (“PMC II”)

(b)	Address of Principal Business Office:	c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
(c)	Citizenship:

Entities:	PVP II	-	Delaware, United States of America
	PA II	-	Delaware, United States of America
	PMC II	-	Delaware, United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	03152W109

Item 3	Not applicable.

Page 5 of 8 Pages

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Warrants		Shared	Sole	Shared
	Shares Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Prospect Venture Partners II, L.P.	2,207,144	0	0	2,240,752	0	2,240,752	2,240,752	10.02%
Prospect Associates II, L.P.	33,608	0	0	2,240,752	0	2,240,752	2,240,752	10.02%
Prospect Management Co. II, L.L.C. (1)	0	0	0	2,240,752	0	2,240,752	2,240,752	10.02%

(1)	PMC II serves as the sole general partner of PVP II and PA II, and owns no securities of the Issuer directly. Schnell, Barkas, Tananbaum and Hirsch serve as Managing Directors of PMC II, and share voting and dispositive power over the shares held by PVP II and PA II.

(2)	This percentage is calculated based upon 22,357,574 shares of Common Stock outstanding (as of October 25, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on October 31, 2007.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8	Identification and Classification of Members of the Group.
     Not applicable.

Item 9	Notice of Dissolution of Group.
     Not applicable.

Item 10	Certification.
     Not applicable.

Page 6 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008
PROSPECT VENTURE PARTNERS II, L.P.

By: Its:	Prospect Management Co. II, L.L.C. General Partner
/s/ Dave Markland
Dave Markland
Attorney-in-Fact
PROSPECT ASSOCIATES II, L.P.

By: Its:	Prospect Management Co. II, L.L.C. General Partner
/s/ Dave Markland
Dave Markland
Attorney-in-Fact
PROSPECT MANAGEMENT CO. II, L.L.C.
/s/ Dave Markland
Dave Markland
Attorney-in-Fact
Exhibit(s):
A — Joint Filing Statement

Page 7 of 8 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Hansen Medical, Inc. is filed on behalf of each of us.
Dated: February 13, 2008
PROSPECT VENTURE PARTNERS II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner
/s/ Dave Markland
Dave Markland
Attorney-in-Fact
PROSPECT ASSOCIATES II, L.P.

By:	Prospect Management Co. II, L.L.C.
Its:	General Partner
/s/ Dave Markland
Dave Markland
Attorney-in-Fact
PROSPECT MANAGEMENT CO. II, L.L.C.
/s/ Dave Markland
Dave Markland
Attorney-in-Fact

Page 8 of 8 Pages